Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form F-3 and related Prospectus of BP p.l.c., BP Capital Markets America Inc. and BP Capital Markets p.l.c. for the registration of guaranteed debt securities and to the incorporation by reference therein of our report dated 27 March 2020 (except for Note 7, as to which the date is 22 March 2021), with respect to the consolidated financial statements of Rosneft Oil Company for the year ended 31 December 2019, included in Exhibit 99.1 to the Annual Report on Form 20-F of BP p.l.c. for the year ended 31 December 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLC

Moscow, Russia

26 March 2021